Exhibit (a)(20)

June 9, 2004

Subject: Your ALARIS stock options – Your immediate attention is required

Dear ALARIS Stock Option Holder:

On May 18, 2004, ALARIS entered into a merger agreement with Cardinal Health, Inc. (“Cardinal Health”) and one of its subsidiaries under which ALARIS will be acquired by Cardinal Health through a two-step process. The first step in this process is a tender offer to buy the ALARIS stock and the second step is a merger.

Under the tender offer, Cardinal Health through one of its subsidiaries has made an offer to purchase all outstanding shares of ALARIS common stock for $22.35 per share in cash. If the tender offer is successful, upon the completion of the tender offer, all of your outstanding ALARIS stock options will become fully vested and exercisable. The completion of the tender offer is expected to take place prior to June 30, 2004.

Following the completion of the tender offer, the Cardinal Health subsidiary will merge into ALARIS. The merger may occur quickly following the end of the tender offer or may take significantly longer to complete, depending upon the number of shares tendered in the offer. Upon consummation of the merger, all outstanding and unexercised ALARIS stock options will automatically convert to Cardinal Health stock options at the conversion ratio described below.

As a convenience to you, you will be permitted to elect to receive a cash payment in exchange for surrender of your ALARIS stock options, rather than have them automatically convert to Cardinal Health stock options upon the merger. If you take this cash payment, you will receive an amount equal to $22.35 less the exercise price per share for each of your options, within 10 business days following completion of the tender offer. The cash payment will be treated as compensation income and, as a result, will be subject to withholding consistent with the applicable tax rules in the country in which you reside. If you want to make the cash payment election for some but not all of your ALARIS stock options, you may do so, but only on an option grant by option grant basis, subject to the exception noted in Question 18 of the Q&A for incentive stock options that are converted to non-qualified stock options due to accelerated vesting.

If You Would Like to Receive This Cash Payment for Some or All of Your Outstanding ALARIS Stock Options Rather Than Having Your ALARIS Stock Options Converted to Cardinal Health Stock Options Pursuant to the Merger Agreement, You Must Deliver or Fax the Attached Cash Payment Election Form to Tiffany Mills in Our San Diego Office at 858-458-7544 by 4:00 p.m. Pacific Time on JUNE 22, 2004.

If you take no action, your ALARIS stock options will be converted into Cardinal Health stock options in exchange for your outstanding ALARIS stock options at the time of the merger, as provided in the merger agreement. These new stock options will have the same terms as your ALARIS stock options, except for adjustments in the exercise price and number of shares of Cardinal Health that you may purchase. These adjustments are described below. Because all your ALARIS stock options will vest at the completion of the tender offer, ALARIS stock options that are converted to Cardinal Health stock options will be fully vested.

The decision whether or not to elect to receive a cash payment in exchange for your ALARIS stock options is entirely yours. Neither ALARIS nor Cardinal Health is making any recommendation either way. We do encourage you to think this through before you make your decision, including seeking such personal financial or tax advice as you think you need.

We have tried to anticipate questions you may have so you can be better informed in making your decision. Again, we encourage you to get your own professional financial planning and tax advice.

*             *            *

Here is how the cash payment election works:

If you elect the cash payment, we will make a cash payment (less all applicable withholding) to you in exchange for each outstanding stock option for which you make the election. The cash payment will be in an amount equal to the excess of $22.35 over the exercise price per share of your ALARIS stock options, multiplied by the number of your outstanding ALARIS stock options that you elect for cash payment. Reminder: The cash payment will be subject to applicable withholding.

        Cash payment           =  ($22.35 – Exercise Price per Share) x (# of ALARIS Stock Options elected for cash payment)
[before applicable
withholding]

The result is rounded down to the nearest cent.

Example 1:

• If you elect cash payment for 125 of your outstanding ALARIS stock options, and

• If the exercise price of your ALARIS stock options is $12.093

Then,

Cash payment = ($22.35 — $12.093) x 125 [before applicable withholding]
= $1,282.12 [$1,282.125 rounded down to the nearest cent]

Here is how the conversion to Cardinal Health stock options works:

If you do not elect to receive the cash payment for all of your ALARIS stock options, any remaining ALARIS stock options outstanding as of the merger will be converted automatically pursuant to the merger agreement into Cardinal Health stock options when the merger occurs.

These new Cardinal Health stock options will have the same terms and conditions as your ALARIS stock options, will be fully vested and, under the merger agreement, the exercise price and the number of Cardinal Health stock options will be adjusted based on a “Conversion Ratio.” The Conversion Ratio is equal to $22.35 divided by the average closing price of Cardinal Health common stock (NYSE: “CAH”) on the last five trading days immediately prior to the date the merger occurs.

$22.35
——————————————
Conversion Ratio   =   5-day average closing price of Cardinal Health
common stock

Number of Stock Options: The number of Cardinal Health stock options will be equal to the number of your outstanding ALARIS stock options multiplied by the Conversion Ratio, rounded down to the nearest whole share.

# of Cardinal Health stock options
(rounded down to a whole share)	=	(Conversion Ratio) x (# of ALARIS stock options)

Example 2:

•	If you hold 125 outstanding ALARIS stock options, and
•	If the average closing price of Cardinal Health common stock on the last five trading days immediately prior to the merger is $67.32 (for explanatory purposes only; the actual average will differ)

Then,

# of Cardinal Health stock options	=	($22.35 / $67.32) x 125
(rounded down to a whole share)
	=	41 (41.49955 rounded down to a whole share)

Exercise Price: The exercise price of your new Cardinal Health stock options will be equal to the exercise price of your outstanding ALARIS stock options divided by the Conversion Ratio, rounded up to the nearest whole cent.

Exercise price of your new Cardinal		Exercise price of your outstanding ALARIS stock option —————————————————————————
Health stock option (rounded up to a whole cent)	=	Conversion Ratio

Example 3:

•	If the exercise price of your ALARIS stock options is $12.093, and
•	If the average closing price of Cardinal Health common stock on the last five trading days immediately prior to the merger is $67.32 (for explanatory purposes only; the actual average will differ)

Then,

Exercise price of your new Cardinal		$12.093 ——————
Health stock option (rounded up to a whole cent	=	($22.35 / $67.32)

	=	$36.43 (rounded up to a whole cent)

Therefore, if you have 125 outstanding ALARIS stock options at an exercise price of $12.093, they will be converted to 41 Cardinal Health stock options at an exercise price of $36.43.

QUESTIONS AND ANSWERS:

Q.1: How many ALARIS stock options do I have currently? What is the exercise price?

A.1: Attached is your “Personnel Summary” Report of ALARIS stock options. Each row describes one of your ALARIS stock option grant(s). The “Outstanding” column lists your outstanding ALARIS stock options (as of the date of the report). All outstanding ALARIS stock options at the completion of the tender offer will become fully vested. The “Price” column is the per share amount you must pay to exercise the ALARIS stock options. The “Cash Payment” column shows the cash payment you would receive (subject to all applicable withholding) for each ALARIS stock option grant, if you choose to elect the cash payment.

Q2: What are “outstanding” ALARIS stock options?

A.2: “Outstanding” ALARIS stock options are all options to purchase ALARIS stock that have been granted to you, which are not expired and which you have not exercised.

Q.3: How do I know what is the best choice for me?

A.3: It is entirely up to you to consider your choices, make an informed decision, and communicate your decision to us by the deadline on June 22, 2004. The reasons to make the choice for each option depend on many factors and are different for each person. You should seek the advice of your financial planning and tax advisors before making your election. Your advisors should be well-versed in tax planning and in the tax treatment of income and stock options in your country.

Q.4: What happens if I do not submit an election or ALARIS does not receive my Cash Payment Election Form on time?

A.4: If you do not submit an election or ALARIS does not receive your election by 4:00 p.m. Pacific Time on June 22, 2004, ALL of your ALARIS stock options outstanding as of the merger will be converted into Cardinal Health stock options at the completion of the merger pursuant to the merger agreement. If you want to receive cash (less the exercise price and all applicable withholding) instead of having your ALARIS stock options converted into Cardinal Health stock options, you must affirmatively elect to receive cash by submitting the attached Cash Payment Election Form to Tiffany Mills by 4:00 p.m. Pacific Time on June 22, 2004. We will send you a confirming e-mail when we have received your Cash Payment Election Form.

Q.5: What makes an option eligible for the cash payment?

A.5: All your outstanding ALARIS stock options as of the completion of the tender offer under all of the ALARIS stock option plans are eligible for the cash payment.

Q.6: How do I inform ALARIS of my election to receive the cash payment?

A.6: To make the cash payment election, you must complete the attached Cash Payment Election Form and deliver or fax it to Tiffany Mills in San Diego at (858) 458-7544 by 4:00 p.m. Pacific Time on June 22, 2004.

Q.7: Can I receive the cash payment for less than all of my outstanding ALARIS stock options?

A.7: Yes, but you must make your election on an option grant by option grant basis subject to the exception noted in Question 18 for incentive stock options that are converted to non-qualified stock options due to accelerated vesting. For example, if you have three separate ALARIS stock option grants each for 100 shares and you want to receive a cash payment for less than all of your 300 ALARIS stock options, you can receive the cash payment (subject to all applicable withholding) for either 100 options or 200 options, but not for any different number. If you submit the Cash Payment Election Form to receive the cash payment for less than all of your ALARIS stock option grants, your remaining ALARIS stock option grants will be converted into Cardinal Health stock options.

Q.8: If I surrender my outstanding ALARIS stock options and receive the cash payment, when will the cash amount be paid to me?

A.8: If we receive your completed form correctly filled out by 4:00 p.m. Pacific Time on June 22, 2004, we will send your cash payment, less all applicable withholding, within 10 business days after the completion of the tender offer.

Q.9: Where will you send my payment?

A.9: For U.S. employees, checks will be handled and distributed in the same manner as payroll checks (i.e., automatically deposited or live check). Outside the U.S., please contact your local payroll office for information on delivery. If you do not have arrangements for automatic deposit or personal delivery, then your payment, less all applicable withholding, will be sent to your home address. In that case, please make sure your local human resources department has your current address.

Q.10: (U.S. Only) Will any of the cash payment be contributed to my 401(k) account?

A.10: No. Cash payments will not be contributed to your 401(k) account.

Q.11: When do my options expire?

A.11: Please review your Stock Option Agreement(s) for the specific expiration applicable to each of your option grants. Most ALARIS grants generally expire ten years after the grant date while employed by ALARIS. After termination of employment with ALARIS, vested ALARIS stock options typically expire three months after termination. However, these terms differ in some instances, so you should refer to your Stock Option Agreement(s) for the answer. There are some situations where after termination of employment the expiration period is longer than three months. Your Cardinal Health stock options will take on the same terms and conditions as your underlying ALARIS stock option had.

Q.12: Can I still exercise my vested ALARIS stock options? When will I no longer be able to exercise my ALARIS stock options?

A.12: You can still exercise your vested, unexercised and unexpired ALARIS stock options. Except for those ALARIS stock options that you elect for cash payment, you will continue to be able to exercise your ALARIS stock options until the completion of the merger. If you exercise your ALARIS stock options or elect cash payment for your ALARIS stock options, you will not be entitled to convert them to Cardinal Health stock options.

Q.13:If I do not elect to receive the cash payment, when will my ALARIS stock options be converted to Cardinal Health stock options?

A.13: If you do not elect to receive the cash payment, your outstanding ALARIS stock options will be automatically converted to Cardinal Health stock options at the time of the merger in accordance with the merger agreement.

Q.14:If my ALARIS stock options are converted to Cardinal Health options, when will I be able to exercise my new Cardinal Health stock options?

A.14: You will not be able to exercise the Cardinal Health stock options that you receive in exchange for your ALARIS stock options until Cardinal Health files a registration statement with the Securities and Exchange Commission (or SEC) covering the Cardinal Health shares issuable on exercise of the Cardinal Health stock options. There can be no certainty as to how long it will take Cardinal Health to file this registration statement although, under the merger agreement, Cardinal Health has agreed to use its reasonable best efforts to file with the SEC such a registration statement within 15 days following the completion of the merger. From the time the merger is completed until the registration statement is filed, there will be a black out period during which the Cardinal Health stock options will NOT be able to be exercised and there can be no certainty as to how long this period will last.

Q.15: What will my choices be for how I can exercise Cardinal Health stock options? Cash? Same-day-sale? Stock swap?

A.15: Your exercise choices for the converted Cardinal Health stock options will be the same as for your underlying ALARIS stock options.

Q.16: How will I know the procedure for exercising Cardinal Health stock options?

A.16: Cardinal Health will be sending a communication packet to all stock option holders of the converted Cardinal Health stock options. This will be sent following the completion of the merger.

Q.17: With the Cardinal Health stock options, will I need to sign up with a new broker?

A.17: Cardinal Health has an exclusive broker arrangement with Salomon Smith Barney (“SSB”). Following the completion of the merger, all option exercise transactions will be handled by SSB. Contact information for SSB will be included in the communication materials you will receive from Cardinal Health.

Q.18:(U.S. Only) If my ALARIS stock options are converted to Cardinal Health stockoptions, will the Cardinal Health stock options carry the same “qualification” as did the ALARIS stock options (e.g., ISO or NQ)?

A.18: If you do not elect to receive the cash payment and your ALARIS stock options are converted to Cardinal Health stock options, your ALARIS stock options that are non-qualified stock options (NQ) will remain non-qualified stock options (NQ). To the extent permitted by law, those that are incentive stock options (ISO) will remain incentive stock options (ISO). There may be tax consequences due to the accelerated vesting because ISOs are subject to an annual vesting limit.

In the attached “Personnel Summary” report, the “Plan/Type” column lists the option type (either “ISO” or “NQ”). If accelerated vesting caused any of your ISO’s to exceed the annual vesting limit, this information is also attached. You should, however, confirm with your tax advisor that the attached conversion of your ISO to NQ is correct. If a portion of one of your option grants is converted to NQ as a result of accelerated vesting, then with respect to that option (only), you may elect cash payment for either the NQ portion or the ISO portion, or both portions, of that stock option grant.

The tax consequences and benefits of these different kinds of options are significant and should factor into your decision, both as to the “cash-out” decision and your ultimate decision to exercise and either “hold” or sell the shares. Again, consult with a knowledgeable financial planner or tax advisor.

Q.19: What will the tax withholding be?

A.19: Please call your local payroll office as it is different for each country.

Q.20: What tax implications are there to: (a) taking cash for the ALARIS stock options? (b) converting the ALARIS stock options into Cardinal Health stock options?

A.20: ALARIS is not providing tax advice or financial planning assistance to employees. You should consult with your personal tax advisors to determine the specific tax consequences that apply to you individually.

Q.21: (U.S. only) Why will there be a withholding if I take the cash payment in exchange for ALARIS Stock Options that are ISOs?

A.21: Different withholding rules apply to the cash payment because you will be “cashed-out” and receive ordinary compensation income instead of exercising and selling the shares.

Q.22: (Outside U.S.) What exchange rates will be used for cash payment?

A.22: The exchange rate will be fixed on the date of the completion of the tender offer as published the day following the completion of the tender offer in the Wall Street Journal (Eastern Edition).

Q.23: What if I do not have a copy of my Stock Option Agreement(s)?

A.23: You may obtain another copy of your Stock Option Agreement(s), if you feel you want one, by sending an e-mail to Tiffany Mills at tmills@alarismed.com and requesting a copy.

Q.24: What if I have other questions?

A.24: You may want to review the “ALARIS Medical Systems, Inc. Option Grant” Booklet, which can be found on the ALARISNet under Human Resources/HR Information/Plan Documents. You may also call Scott Wall at 858-458-7931 or 800-854-7128 ext. 7931. You also should consult with your financial planning and tax advisors.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of ALARIS Medical Systems. Cardinal Health has filed a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS has filed a solicitation/recommendation statement with respect to the Cardinal Health tender offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of ALARIS at no expense to them. These documents including all amendments are also available at no charge at the SEC’s website at www.sec.gov.

CASH PAYMENT ELECTION FORM

        In exchange for a Cash Payment (defined below), I hereby elect and agree to the surrender of all of my rights and interests to my ALARIS stock options as described below. The “Cash Payment” is equal to the excess of $22.35 over the exercise price per share of the ALARIS stock options I elect to surrender, multiplied by the number of surrendered ALARIS stock options (subject to all applicable withholding). (TO MAKE AN ELECTION, YOU MUST CHECK ONLY ONE BOX BELOW):

☐ I elect to surrender ALL of my outstanding ALARIS stock options in exchange for the “Cash Payment” less all applicable withholding.

☐ I elect to surrender ONLY the outstanding ALARIS stock options for those of my ALARIS stock option grant(s) identified on the enclosed Personnel Summary Report dated June 22, 2004 provided to me by ALARIS. I have checked the box in the “Elect Cash Payment” column for the applicable option grant(s) that I elect to exchange for the “Cash Payment” less all applicable withholding. (If you do NOT check an option grant on the Personnel Summary Report, your election will be treated as an election NOT to surrender that option grant.)

If your form is received without a box checked above, you will be treated as having made NO election for Cash Payment and ALL of your ALARIS stock options outstanding as of the merger will be converted to Cardinal Health stock options.

If your form is received with BOTH boxes above checked, you will be treated as having made an election to receive the Cash Payment for ALL of your ALARIS stock options.

        THIS FORM MUST BE RECEIVED AT ALARIS BY 4:00 P.M., PACIFIC TIME, JUNE 22, 2004. To elect to receive the Cash Payment, you must deliver or fax your completed, signed, and dated Cash Payment Election Form to Tiffany Mills at ALARIS at 1-858-458-7544. (If you elect cash payment for certain ALARIS stock option grants, you must also submit your completed “Personnel Summary” report with the applicable option grants checked.) Any forms not timely received by ALARIS will be treated as an election NOT to receive the Cash Payment.

        I agree that to the best of my knowledge the number of ALARIS stock options specified on the Personnel Summary Report provided to me by ALARIS is complete and accurate as of that date. I also acknowledge and agree that I will have no further rights or interests to the surrendered ALARIS stock options, under the ALARIS stock option plan(s) under which such surrendered ALARIS stock options were granted, the underlying shares of ALARIS common stock, options and shares of Cardinal Health, Inc., or any other securities with respect to the ALARIS stock options that I have elected to surrender in exchange for the Cash Payment less all applicable withholding. Accordingly, I acknowledge and agree that I cannot exercise any ALARIS stock options with respect to which I have elected a Cash Payment. I further acknowledge and agree that this election: (a) is subject to and contingent upon the successful completion of the tender offer for ALARIS shares by the Cardinal Health subsidiary and shall not be effective (other than with respect to my inability to exercise selected ALARIS stock options) until the successful completion of the tender offer; (b) supersedes any contrary provisions, agreements or promises contained in any stock option agreement relating to ALARIS stock options surrendered under this election or under the terms of any stock option plan of ALARIS; (c) is binding upon and shall inure to the benefit of ALARIS and the undersigned, their heirs, executors, administrators, successors in interest and assigns; and (d) is irrevocable.

—————————————— Signature —————————————— Please Print Name —————————————— Date —————————————— Daytime Telephone Number